January 23, 2009

Via Edgar and Overnight Mail

Mark Webb, Esquire
Legal Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, DC 20549-0408

RE:  Banner Corporation
        Form 10-K for the Period Ended December 31, 2007
        Form 10-Q for the Periods Ended March 31, June 30, and September 30, 2008
        File No. 0-26584

Dear Mr. Webb:

This letter sets forth the responses of Banner Corporation (the “Company”) to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 23, 2008 in connection with the Staff’s review of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and Form 10-Qs for the fiscal quarters ended March 31, June 30 and September 30, 2008.

The Company understands that the Division of Corporation Finance views the comment process as a dialogue with the Company about its disclosure, and we appreciate the opportunity to engage in that dialogue.  Below, the relevant text of the Staff’s comments has been included in this letter, followed by our responses.  The numbering of the Company’s responses corresponds to the numbering in the Staff’s letter.

Form 10-K

Business, page 4

Lending Activities, page 5

1.
We note your disclosures that you have developed a variety of floating or adjustable interest rate loan products that correlate to your cost of funds and that floating or adjustable rate loans comprise approximately 64% of loans due after December 31, 2007.   Please tell us and revise future filings to provide a robust discussion of your underwriting policies and procedures on all significant loan products, to include levels of loan documentation, FICO scores, interest rate reset characteristics, whether floating or adjustable rate loans are underwritten at fully indexed interest rate and whether or not you have loan products that offer payment options.

While we understand the sensitivity to underwriting standards and adjustable rate loan product parameters given the recent turmoil and rising consumer default rates in the

Mark Webb, Esquire
Legal Branch Chief
Securities and Exchange Commission
January 23, 2009

mortgage market, we believe the discussion included in the Lending Activities section of our Form 10-K is thorough and addresses most, if not all, of the concerns expressed in your comment above.  Nonetheless, where possible, we will attempt to clarify future filings with respect to these issues.  We also offer the following observations with respect to our current reports:

In the General section (page 5), we have specifically noted that “we do not now and have not previously engaged in any sub-prime lending.”  We reiterate and expand upon this statement in our discussion of Asset Quality (page 40 of the Form 10-K) contained in the Management Discussion and Analysis section of the annual and quarterly reports and provide detailed information concerning non-performing assets in the accompanying tables (Table 10, page 41 of the Form 10-K).

In the section on One- to Four-Family Residential Real Estate Lending (page 5), we provide detailed discussion of the interest rate reset characteristics of the ARM loans that we offer and/or hold including a statement that “ARM loans held in our portfolio do not allow for interest-only payments nor negative amortization of principal and carry no prepayment restrictions.”  We also note that one- to four- family “ARM loans have represented only a small portion of  loans originated during this period and of our portfolio.”  In this section we further provide a paragraph of discussion on our underwriting standards, noting that our loans are generally (while providing for the exception to the rule) underwritten and documented to the guidelines established by Freddie Mac, Fannie Mae, HUD or the VA, whichever may be applicable to a specific loan request.  We also state that “In the loan approval process, we assess the borrower’s ability to repay the loan, the adequacy of the proposed security, the employment stability of the borrower and the credit worthiness of the borrower.”

In the remaining sections of our discussion on Lending Activities (pages 5-8), we provide similar information with respect to loan terms, including adjustable, floating and fixed rate characteristics, for our Construction and Land, Commercial and Multifamily Real Estate, Commercial Business, Agricultural and Consumer and Other Lending.  We also provide discussion of general underwriting standards for each of these lending categories.  While none of this discussion is detailed to the level of acceptable FICO scores or specific loan documentation requirements, we believe it is sufficient to convey to the reader the level of diligence employed in our underwriting process and standards and the nature of the loan portfolio.   We further believe that this discussion, combined with the risk disclosures and asset quality discussion and loan performance data made available in other sections of the filings, provide a comprehensive view of our lending activities, portfolio performance and credit risk exposure.

Finally, it is important to note that a close examination of the information contained in Table 6(a):  Loans Maturing after One Year (page 37 of Form 10-K) indicates that while Floating or Adjustable Rate loans comprise 64%, or $1.65 billion, of loans maturing after

Mark Webb, Esquire
Legal Branch Chief
Securities and Exchange Commission
January 23, 2009

one year, these loans are predominately to commercial borrowers ($1.43 billion, or 87% of the total).  Adjustable or floating rate loans are commonly made to commercial borrowers and are not indicative of the kinds of abusive or poorly designed consumer loans, such as Payment Option ARMs, that have been the subject of recent regulatory, credit quality and consumer protection concerns.  As noted earlier, the Company and its subsidiaries do not hold any Payment Option ARMs (“negative amortization of principal”).  Further, for both consumer (including one- to four-family mortgages) and commercial borrowers our standard lending practices provide for underwriting adjustable rate loans at fully indexed interest rates.

2.
We note the use of the terms "generally" and "usually" in discussing loan terms such as loan to value ratios and private mortgage insurance requirements.  Please tell us and revise future filings to more definitively quantify the amounts of loans that exceed general and usual terms, including a discussion of how management determines when to extend those loans.

We use the terms “generally” and “usually” throughout the discussion of our lending activities to acknowledge that, in a portfolio as large as ours and with credit granting authority delegated to a significant group of people, there are undoubtedly exceptions to our standard underwriting practices that have occurred.  While we do not maintain a data base that would allow us to identify all of those exceptions, we are confident they would comprise an immaterial portion of our portfolio.  The decisions to make exceptions to our standard underwriting practices are made on a case-by-case basis depending on the nature of the loan request and the borrowers’ circumstances and could not easily be generalized into specific patterns.

3.
To the extent you do not underwrite floating and adjustable rate loans at full indexed interest rates, please tell us and revise future filings to discuss how you monitor and access credit risk on these loan products.

For both consumer (including one- to four-family mortgages) and commercial borrowers our standard lending practices provide for underwriting adjustable rate loans at fully indexed interest rates.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

Critical Accounting Policies, page 28

4.
Please revise this section to provide an expanded discussion of why management believes the policies disclosed are critical to its business. Please include a discussion that identifies and describes the following:

Mark Webb, Esquire
Legal Branch Chief
Securities and Exchange Commission
January 23, 2009

Our approach to the critical accounting policies disclosure in the MD&A was to identify significant financial statement items, which by their nature were inherently subject to estimation techniques, valuation assumptions and other subjective assessments, that due to the judgments involved could result in material differences in our financial condition or results of operations if alternative judgments, assumptions or estimates were used.  The common thread was that each of these items is subject to estimates which require management to employ informed judgment which could be challenged by others.  It was our intent to highlight those policies so that readers of the report would be particularly sensitive to them as they reviewed the discussion in the MD&A and the Notes to the Consolidated Financial Statements.  We believed the references to the Notes and the MD&A and the discussion contained in each was sufficient to provide readers with a thorough understanding of the significance of each item.  With the benefit of hindsight, we now believe that two of the policies enumerated, the valuation of mortgage servicing rights and the valuation of real estate held for sale, were unlikely to result in a material misstatement during the periods covered and, therefore, could have been omitted from the list of most critical accounting policies.  We also believe that by moving certain information from other sections of the MD&A and including some of the disclosure from the Notes to the Consolidated Financial Statements in this section of the report we can improve the usefulness of this disclosure.  In future filings we propose to revise this section as follows:

Critical Accounting Policies

In the opinion of management, the accompanying consolidated statements of financial condition and related consolidated statements of income, comprehensive income, changes in stockholders’ equity and cash flows reflect all adjustments (which include reclassification and normal recurring adjustments) that are necessary for a fair presentation in conformity with Generally Accepted Accounting Principles (“GAAP”).  The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported in the financial statements.

Various elements of our accounting policies, by their nature, are inherently subject to estimation techniques, valuation assumptions and other subjective assessments.  In particular, management has identified several accounting policies that, due to the judgments, estimates and assumptions inherent in those policies, are critical to an understanding of our financial statements.  These policies relate to (i) the methodology for the recognition of interest income, (ii) determination of the provision and allowance for loan and lease losses, (iii) the valuation of financial assets and liabilities recorded at fair value and (iv) the valuation of goodwill.  These policies and judgments, estimates and assumptions are described in greater detail below in Management’s Discussion and Analysis and in the Notes to the Consolidated Financial Statements.  Management believes that the judgments, estimates and assumptions used in the preparation of the financial statements are appropriate based on the factual circumstances at the time.  However, because of the sensitivity of the financial statements to these critical accounting policies, the use of other judgments, estimates and assumptions could result in material differences in our results of operations or financial condition.  Further, subsequent changes in economic or market conditions could have a material impact on these estimates and our financial condition and operating results in future periods.  There have been no significant changes in our application of accounting policies since December 31, 2006, except for the adoption of Statements of Financial Accounting Standards (“SFAS”) Nos. 157 and 159 discussed below.  For additional information on the adoption of this standard and the valuation of financial assets, see Notes 4

Mark Webb, Esquire
Legal Branch Chief
Securities and Exchange Commission
January 23, 2009

and 9 of the Notes to the Consolidated Financial Statements.   For additional information concerning these critical accounting policies see Notes 1, 9, 11, 12 and 24 of the Notes to the Consolidated Financial Statements and the following:

Interest Income:  (Notes 1 & 11)  Interest on loans and securities is accrued as earned unless management doubts the collectibility of the asset or the unpaid interest.  Interest accruals on loans are generally discontinued when loans become 90 days past due for payment of interest and the loans are then placed on nonaccrual status.  All previously accrued but uncollected interest is deducted from interest income upon transfer to nonaccrual status.  For any future payments collected, interest income is recognized only upon management's assessment that there is a strong likelihood that the full amount of a loan will be repaid or recovered.  A loan may be put on nonaccrual status sooner than this policy would dictate if, in management’s judgment, the loan may be uncollectible.  While less common, similar interest reversal and nonaccrual treatment would apply to investment securities if their ultimate collectibility became questionable.

Provision and Allowance for Loan Losses:  (Notes 1 & 12) [Note, the following information is presently included in the Comparison of Results of Operations section of the MD&A and will be moved to this location in future filings.] The provision for loan losses reflects the amount required to maintain the allowance for losses at an appropriate level based upon management’s evaluation of the adequacy of general and specific loss reserves.  We maintain an allowance for loan losses consistent in all material respects with the GAAP guidelines outlined in SFAS No. 5, Accounting for Contingencies.  We have established systematic methodologies for the determination of the adequacy of our allowance for loan losses.  The methodologies are set forth in a formal policy and take into consideration the need for an overall general valuation allowance as well as specific allowances that are tied to individual problem loans.  We increase our allowance for loan losses by charging provisions for probable loan losses against our income and value impaired loans consistent with the guidelines in SFAS No. 114, Accounting by Creditors for Impairment of a Loan, and SFAS No. 118, Accounting by Creditors for Impairment of a Loan—Income Recognition and Disclosure.

The allowance for losses on loans is maintained at a level sufficient to provide for estimated losses based on evaluating known and inherent risks in the loan portfolio and upon our continuing analysis of the factors underlying the quality of the loan portfolio.  These factors include changes in the size and composition of the loan portfolio, delinquency rates, actual loan loss experience, current and anticipated economic conditions, detailed analysis of individual loans for which full collectibility may not be assured, and determination of the existence and realizable value of the collateral and guarantees securing the loans.  Realized losses related to specific assets are applied as a reduction of the carrying value of the assets and charged immediately against the allowance for loan loss reserve.  Recoveries on previously charged off loans are credited to the allowance.  The reserve is based upon factors and trends identified by us at the time financial statements are prepared.  Although we use the best information available, future adjustments to the allowance may be necessary due to economic, operating, regulatory and other conditions beyond our control.  The adequacy of general and specific reserves is based on our continuing evaluation of the pertinent factors underlying the quality of the loan portfolio, including changes in the size and composition of the loan portfolio, delinquency rates, actual loan loss experience and current economic conditions, as well as individual review of certain large balance loans.  Large groups of smaller-balance homogeneous loans are collectively evaluated for impairment.  Loans that are collectively evaluated for impairment include residential real estate and consumer loans and, as appropriate, smaller balance non-homogeneous loans.  Larger balance non-homogeneous residential construction and land, commercial real estate, commercial business loans and unsecured loans are individually evaluated for impairment.  Loans are considered impaired when, based on current information and events, we determine that it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement.  Factors involved in determining impairment include, but are not limited to, the financial condition of the borrower, the value of the underlying collateral and the current status of the economy.  Impaired loans are measured based on the present value of expected

Mark Webb, Esquire
Legal Branch Chief
Securities and Exchange Commission
January 23, 2009

future cash flows discounted at the loan’s effective interest rate or, as a practical expedient, at the loan’s observable market price or the fair value of collateral if the loan is collateral dependent.  Subsequent changes in the value of impaired loans are included within the provision for loan losses in the same manner in which impairment initially was recognized or as a reduction in the provision that would otherwise be reported.

Our methodology for assessing the appropriateness of the allowance consists of several key elements, which include specific allowances, an allocated formula allowance and an unallocated allowance. Losses on specific loans are provided for when the losses are probable and estimable.  General loan loss reserves are established to provide for inherent loan portfolio risks not specifically provided for.  The level of general reserves is based on analysis of potential exposures existing in our loan portfolio including evaluation of historical trends, current market conditions and other relevant factors identified by us at the time the financial statements are prepared. The formula allowance is calculated by applying loss factors to outstanding loans, excluding loans with specific allowances.  Loss factors are based on our historical loss experience adjusted for significant factors including the experience of other banking organizations that, in our judgment, affect the collectibility of the portfolio as of the evaluation date.  The unallocated allowance is based upon our evaluation of various factors that are not directly measured in the determination of the formula and specific allowances.  For the year ended December 31, 2007, we adjusted our loss factors in accordance with updated guidance from our regulators.  The adjusted factors resulted in somewhat lower general and specific reserves; however, in the current economic environment, management’s judgment with respect to the appropriate level of loss provisioning and allowance resulted in a significantly greater amount of unallocated allowance than in prior periods.  This methodology may result in losses or recoveries differing significantly from those provided in the financial statements.

While we believe the estimates and assumptions used in our determination of the adequacy of the allowance are reasonable, there can be no assurance that such estimates and assumptions will not be proven incorrect in the future, or that the actual amount of future provisions will not exceed the amount of past provisions or that any increased provisions that may be required will not adversely impact our financial condition and results of operations.  In addition, the determination of the amount of the Banks’ allowance for loan losses is subject to review by bank regulators as part of the routine examination process, which may result in the establishment of additional reserves based upon their judgment of information available to them at the time of their examination.

Fair Value Accounting and Measurement: (Note 9)  We use fair value measurements to record fair value adjustments to certain financial assets and liabilities and to determine fair value disclosures.  We include in the Notes to the Financial Consolidated Statements information about the extent to which fair value is used to measure financial assets and liabilities, the valuation methodologies used and the impact on our results of operations and financial condition.  Additionally, for financial instruments not recorded at fair value we disclose where appropriate our estimate of their fair value.

SFAS No. 157 defines fair value, establishes a consistent framework for measuring fair value and expands disclosure requirements about fair value measurements.  SFAS No. 157 defines fair value as the price that would be received to sell the financial asset or paid to transfer the financial liability in an orderly transaction between willing market participants at the measurement date.  SFAS No. 157, among other things, requires us to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions.  These two types of inputs create the following fair value hierarchy:

•	Level 1 – Quoted prices for identical instruments in active markets

Mark Webb, Esquire
Legal Branch Chief
Securities and Exchange Commission
January 23, 2009

•
Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

•	Level 3 – Instruments whose significant value drivers are unobservable.

In accordance with SFAF 157, it is our policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements.  However, in certain instances, when market observable inputs are not available, we are required to make judgments about assumptions market participants would use in estimating the fair value of the financial instruments.  In addition, changes in market conditions may reduce the availability of quoted prices or other observable inputs, requiring a change in the method, judgments and assumptions used to estimate fair value for specific instruments from that which was used in prior periods.

Goodwill and Other Intangible Assets:  (Note 24) Goodwill and other intangible assets represent the excess of purchase price over the fair value of net assets acquired by the Company.  The excess cost over fair value of net assets acquired consists of goodwill and core deposit premiums.  We account for goodwill and other intangibles as provide for in SFAS No. 142, Goodwill and Other Intangible Assets.  The majority of goodwill and intangibles generally arise from business combinations accounted for under the purchase method.  Goodwill and other intangibles deemed to have indefinite lives generated from purchase business combinations are not subject to amortization and are instead tested for impairment no less than annually.   The goodwill we have recorded has been assigned to our one reporting segment, banking.

We engage an independent valuation consultant to assist us in determining whether and to what extent our goodwill asset is impaired.  The GAAP standards with respect to goodwill require that we compare the implied fair value of goodwill to the carrying amount of goodwill on the Company’s balance sheet.  If the carrying amount of the goodwill is greater than the implied fair value of that goodwill, an impairment loss must be recognized in an amount equal to that excess.  The implied fair value of goodwill is determined in the same manner as goodwill recognized in a business combination is determined.  The estimated fair value of the Company is allocated to all of the Company’s individual assets and liabilities, including any unrecognized identifiable intangible assets, as if the Company had been acquired in a business combination and the estimated fair value of the Company is the price paid to acquire it.  The allocation process is performed only for purposes of determining the amount of goodwill impairment, as no assets or liabilities are written up or down, nor are any additional unrecognized identifiable intangible assets recorded as a part of this process.  An impairment charge, if necessary, has no effect on the Company’s or the Banks’ cash balances or liquidity.  In addition, goodwill and core deposit intangibles, net of related deferred income taxes, are not included in regulatory capital for the purpose of calculating the Company’s or the Banks’ regulatory capital ratios.

Non-Performing Assets, page 41

5.
We note the approximately 314% increase of non-performing loans to total loans, the approximately 43% decrease in the allowance for loan losses to non-performing loans, the approximately 158% increase in charge-offs and the approximately 334% increase in net charge-offs at December 31, 2007. Please tell us and revise future filings to provide a detailed discussion of how management considered these trends in determining the adequacy of the allowance for loan losses at December 31, 2007. Noting similar deteriorating ratios in each quarter ended in 2008, please also discuss each quarter ended in 2008 in your response to this comment.

Mark Webb, Esquire
Legal Branch Chief
Securities and Exchange Commission
January 23, 2009

As we note in our discussion of Critical Accounting Policies (Form 10- K, page 28), the determination of the provision and allowance for loan and lease losses is one of the policies that is critical to understanding our financial statements “due to the judgments, estimates, and assumptions inherent in those  policies.”  In the Provision and Allowance for Loan Losses section of the MD&A (page 43-44), we provide an extensive discussion of the factors we consider to support the judgments, estimates and assumptions that ultimately result in our conclusions with respect to the adequacy of the allowance and therefore the appropriate amount of provisioning.  That discussion highlights the fact that it is not a simple mathematical formula tied to one or two ratios, but is supported by considering multiple factors including, importantly, specific detailed impairment analysis on an individual basis for large non-performing loans.  The discussion does state that the provision “reflects an increase in delinquencies and non-performing loans, balanced against slower growth in the size of the portfolio, excluding the effects of the mergers, continuing changes in the mix and a modest level of net charge-offs.”  With respect to net charge-offs, it is important to note that the provision was more than double the size of net charge-offs; the point being that the 334% increase in net charge-offs is calculated on a very small denominator and misses the mark when evaluating the absolute level of the provision compared to the increase in charge-offs.  We also note that the adequacy of the provision and allowance are further addressed in the Asset Quality section of the MD&A (pages 40-41).  Included in that section is Table 10:  Non-Performing Assets, which clearly indicates the concentration of non-performing loans in the Construction/Land category.  Included in the totals for that category is a significant amount of larger loans that were evaluated for impairment on an individual basis, which provides a more precise estimate of the need for reserves or charge-offs than simple correlation to trend data.

Our quarterly reports on Form 10-Q for each of the subsequent quarters contain similar discussion and relevant detail.   In the concluding paragraph of the Provision and Allowance for Loan Losses section of each report (Form 10-K, page 44) we state  the following:  “While we believe the estimates and assumptions used in our determination of the adequacy of the allowance are reasonable, there can be no assurance that such estimates and assumptions will not be proven incorrect in the future, or that the actual amount of future provisions will not exceed the amount of past provisions or that any increased provisions that may be required will not adversely impact our financial condition and results of operations.”  Unfortunately, the level of loan delinquency has continued to increase over that period, resulting in significant increases in the level of loan loss provisioning and the allowance for losses as discussed in each quarterly report.  However, we continue to believe that our allowance was adequate based upon the facts and circumstances at the time and that the provisioning was representative of the correct timing of the losses.

Mark Webb, Esquire
Legal Branch Chief
Securities and Exchange Commission
January 23, 2009

For future filings we will continue to review our discussion of the allowance and provision, modify it as appropriate and make every effort to provide relevant information.

Financial Statements, beginning on page 64

General

6.
We note the transfer of available for sale securities to held for maturity as reflected in the statements of financial condition and changes in stockholders ‘equity. Please tell us and revise future filings to disclose the nature of these transfers and to quantify the amounts of the securities transferred.

On July 1, 2004 the Company transferred $14.4 million of municipal securities, previously designated as “Available for Sale” (“AFS”) under SFAS 115 to “Held to Maturity” (“HTM”).  We re-evaluated the intent of our investment in these securities and determined that we had the intent and ability to hold these particular municipal securities to maturity.  At the time of the transfer from AFS to HTM, the securities had an unrealized holding gain that created a premium of $392,000 which is being amortized against interest income over the remaining life of the underlying securities.  In accordance with the provisions of paragraph 15(d) of SFAS 115, the unrealized gain was also retained as a component of other comprehensive income and is being amortized to interest income over the life of the underlying securities to offset the effects of the amortization of the premium created at the time of the transfer.  As of December 31, 2007, the remaining balance of the transferred securities totaled $11.6 million, including a remaining unamortized premium of $176,000, which is also carried as a component of other comprehensive income.  The period-to-date amortization is disclosed as a line item in the Consolidated Statements of Comprehensive Income (Loss) and in the Consolidated Statements of Changes in Stockholders’ Equity.  For future filings we will also include this information in the Notes to the Consolidated Financial Statements concerning our investment securities (Notes 7 and 8 in the most recent Form 10-K).

Item 11. Executive Compensation

Related Party Transactions, page 9 of DEF 14A

7.	In the future, please provide the information required by Item 404(b) of Regulation S-K regarding the policies and procedures for the review, approval, or ratification of related-party transactions.

In the future, the Company will provide a description of its policies and procedures for the review, approval, or ratification of any transaction required to be reported under Item 404(a) of Regulation S-K.  A draft of the proposed description follows.

Mark Webb, Esquire
Legal Branch Chief
Securities and Exchange Commission
January 23, 2009

The Company has a number of written policies governing transactions with related parties.  These policies are intended to ensure that all transactions entered into with related parties are in the best interests of the Company and its shareholders.  As a general rule, transactions with directors and officers, and their related interests are prohibited.  An exception applies to normal banking relationships.

The Company’s Code of Ethics provides that where an officer or director finds that any financial or business relationship with customers, consultants, or vendors may impair, or appear to impair, the independence of business judgment on behalf of the Company, that person must (1) disclose fully to a supervisor, the Chief Executive Officer or to the Board of Directors the existence and nature of the conflict and (2) remove and insulate himself/herself from all decision-making and action related to that financial or business activity of the Company.  Each year, the Company’s directors and officers complete a conflict of interest questionnaire to ensure that no conflicts, or potential conflicts, of interest are overlooked.

Loans made to executive officers and directors are granted pursuant to the normal underwriting procedures of the Company’s subsidiary banks.  Loans made to a director or executive officer in an amount that, when aggregated with the amount of all other loans to that person and his or her related interests, are in excess of the greater of $25,000 or 5% of the institution’s capital and surplus (up to a maximum of $500,000) must be approved in advance by a majority of the disinterested members of the Board of Directors.  All lines of credit to insiders that, combined with other loans, do not exceed $500,000 for directors and their related interests or $100,000 for executive officers and that do not fall within the exceptions to Regulation O of the Board of Governors of the Federal Reserve System must be approved by the Board of Directors at least annually.  All loan approval and review procedures are governed by written policies.

In addition, each director and executive officer completes a form annually to identify all related interests.  Deposit and loan accounts of directors, executive officers and related interests are then coded with special markers so that developments can be tracked.  The Company’s Regulation O officer, a compliance specialist, monitors developments monthly and completes a quarterly report of Regulation O compliance which is submitted to the Board of Directors.

Compensation Discussion and Analysis, page 12 of DEF 14A

8.
It is unclear how the determination was made to grant equity awards, including stock and options, during the prior fiscal year.  Where such awards are made in the future, please explain how the committee determined to make the awards.  Refer to Item 402(b)(1)(v) and (2)(iv) of Regulation S-K.

Mark Webb, Esquire
Legal Branch Chief
Securities and Exchange Commission
January 23, 2009

The Compensation Committee considers a number of factors in granting equity awards.  These factors may differ from year to year, but generally include a review of trends in making awards by the Company’s peer group and the Committee’s view on what is necessary for retention, as well as the potential recipient’s other compensation and value to the Company.  In the past, the Compensation Committee has not used a formalized system for weighting the factors it considers.  In the future, the Company will list the factors considered by the Compensation Committee and will disclose whether any factors were weighted more heavily than other factors.

9.	In the future, please identify the peer group of nine northwest banks identified by the Compensation Committee used by Watson Wyatt. Refer to Item 402(b)(2)(xix) of Regulation S-K.

In the future, the Company will identify any peer group identified by the Compensation Committee and used in determining compensation.  The peer group of nine northwest banks referenced in the proxy statement for the 2008 annual meeting of shareholders consists of AmericanWest Bancorporation, Cascade Bancorp, Columbia Bancorp, Columbia Banking System, Inc., Frontier Financial Corporation, Glacier Bancorp, Inc., Sterling Financial Corp., Umpqua Holdings Corporation and West Coast Bancorp.

10.	Please advise the staff as to how you determined that the amounts payable under the incentive compensation program are not considered non-equity incentive plan compensation.

After careful consideration of Item 402 of Regulation S-K and interpretive material issued by the Staff thereunder, the Company determined that its payments to executive officers under the short-term incentive plan were properly characterized as bonuses.  Under Item 402(a)(6)(iii) an incentive plan is defined as “any plan providing compensation intended to serve as incentive for performance to occur over a specified period, whether such performance is measured by reference to financial performance of the registrant or an affiliate, the registrant’s stock price, or any other performance measure.”

Despite the name of the plan, for the period covered the executive officers did not have specifically defined goals they must reach in order to receive bonuses.  As stated in the proxy statement, bonuses were targeted as a certain percentage of the executive officer’s salary.  In making awards, the Compensation Committee or President and Chief Executive Officer, as appropriate, did review quantifiable data.  The data was reviewed against performance targets for the Company; however, there were no individualized goals.  The plan did not include any minimum targets for bonuses to be paid nor did it quantify when payments might be made at higher levels for exceptional performance.  In

Mark Webb, Esquire
Legal Branch Chief
Securities and Exchange Commission
January 23, 2009

addition, there was a subjective evaluation of the officer’s performance.  It is not possible to state that the Company’s or individual’s achievement of a particular performance target led to payment of a certain percentage of the bonus.

Item 402(d)(2)(iii) requires disclosure of the dollar value of the estimated future payout upon satisfaction of the conditions in question under non-equity incentive plan awards granted in the fiscal year, or the applicable range of estimated payouts denominated in dollars (threshold, target and maximum amount).  Because there were no specific conditions to be satisfied, it was not possible to make this type of disclosure.

11.
In the future, please disclose what elements of company and individual performance were achieved that led to the payment of specific forms of compensation.  For example, describe how loan and deposit growth factored into the committee’s decision to grant bonus payments under the incentive compensation program.  Refer to Item 402(b)(2)(vi) and (vii) of Regulation S-K.

The Company did not believe it was possible to quantify something that the Board of Directors and Compensation Committee did not quantify.  For example, although the Compensation Committee considered loans and deposit growth when it determined the amounts of bonuses, no particular weight was given.  The analysis was of a more subjective nature based on the Board’s evaluation of appropriate compensation levels and individual and corporate performance.  To the extent that the Board’s compensation policy includes more specific performance targets in future periods, we will disclose those targets as well as how actual results were considered in determining payouts.

12.
Please confirm that in future filings you will disclose the performance targets used to establish compensation.  Refer to Item 402(b)(v) of Regulation S-K.  In addition, describe the analysis of how actual results compared to the targets and the resulting bonus awards.  If you believe that disclosure of these goals is not required because disclosure would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed explanation supporting your conclusion.  We remind you that when performance targets would result in competitive harm, you must discuss how difficult it will be for the executive, or how likely it will be for the company, to achieve undisclosed target levels or other factors.

As discussed in the response to Comment 11, the Company has not used specific performance targets in establishing compensation.  As any corporation of its size does, the Company has annual budgets and sets corporate performance targets.  However, executive compensation and in particular, bonuses, have not been tied to these targets in any objectively quantifiable manner.  To the extent that the Board’s compensation policy includes more specific performance targets in future periods, we will disclose those targets as well as how actual results were considered in determining payouts.

Mark Webb, Esquire
Legal Branch Chief
Securities and Exchange Commission
January 23, 2009

Exhibits

13.	In the future, exhibits should be separately filed and tagged on EDGAR as exhibits, and not appended to the body of the reports.

In the future, all exhibits will be separately filed and tagged on EDGAR as exhibits, and not appended to the body of the reports.  This was the result of an oversight and will be corrected going forward.

Form 10-Q for the Period Ended June 30, 2008

Financial Statements beginning on page 3

14.
Considering the significant effects of loans, the allowance for loan losses and associated credit disclosures (i.e., non-performing loans), please revise future filings on Form 10-Q to include disclosure of these items in the footnotes to your financial statements.

In the Management Discussion and Analysis section of our quarterly filings, we include a number of tables that contain detailed information with respect to our loan portfolio, non-performing loans, and allowance for loan losses and we provide significant discussion of the issues related to these items.  These tables are similar to, but more extensive than, those contained in the footnotes to the Financial Statements contained in our Annual Report on Form 10-K.  If the Staff believes it is more appropriate to present these tables as a Selected Note to Consolidated Financial Statements, we will remove those tables from the MD&A section and move them to the footnotes to the financial statements.

Note 6:  Goodwill and Other Intangibles, page 15

15.
Please tell us and revise future filings disclose why you did not perform an impairment analysis on goodwill and intangible assets at March 31, 2008, since that is when the triggering events for such analyses appeared to have occurred.

We performed an impairment analysis on our goodwill at March 31, 2008, and, despite the triggering event, we determined that goodwill was not impaired and that no disclosure was required.  With the benefit of hindsight, we can see that the disclosure we made in the June 30, 2008 report, when we did record an impairment charge, and again in the September 30, 2008 report, did not make this fact as clear as possible.  We will revise the disclosure for future filings to provide better clarity by adding the following underlined sentence to the second paragraph of Note 6 of our Form 10-Q.

As a result of the Company’s market capitalization being less than our total shareholders’ equity at March 31, 2008 and this trend continuing during the second quarter of 2008, we engaged an independent valuation consultant to assist us in determining whether and to what extent our

Mark Webb, Esquire
Legal Branch Chief
Securities and Exchange Commission
January 23, 2009

goodwill asset was impaired.  The analysis indicated that goodwill was not impaired at March 31, 2008; however, subsequent analysis concluded that goodwill was impaired at June 30, 2008.

16.
Please tell us and revise future filings to disclose in detail the significant attributes of management's goodwill impairment analysis, including how you determined the fair value of the company and how the amount of the impairment recorded was measured. Specifically address how the amount of the impairment compared to the difference in your market capitalization and your book value. It may be helpful to provide us a copy of your analysis. Also, tell us and revise future filings to disclose whether or not you reconsidered goodwill for impairment at September 30, 2008 and how your decision reflected the continued decline in your market capitalization at that date.

The closing price for our common stock on September 30, 2008 was $12.01 and there were 16,980,468 shares outstanding, constituting a market capitalization of  $203.9 million.  The closing price for our common stock on June 30, 2008 was $8.86 and there were 16,305,282 shares outstanding, constituting a market capitalization of $144.5 million.  Since the market capitalization had increased by more than 41% from the prior quarter end and we had realized a modest increase in our book value, we determined that no further impairment had occurred at September 30, 2008.

Following the requirements of FAS 142, our impairment analysis is based upon a two step process as outlined in Note 6 of the Selected Notes to the Consolidated Financial Statements.  To support the valuation, we engaged an outside valuation firm to perform an appraisal of the estimated entity value of the Company.  That appraisal presented three different approaches to estimate value as of June 30, 2008, and concluded that the entity value was $385 million.  The second step of the process requires that we fairly value all of the assets and liabilities other than goodwill to determine the amount of impairment, if any, that was indicated.  The conclusion of that process was an indicated impairment of $50 million, which is the amount of the charge we reported in our report on Form 10-Q for the quarter ended June 30, 2008.  We have supplementally provided a copy of the June 30, 2008 impairment analysis to you for your review.

17.	Please tell us and revise future flings to clarify if you performed an impairment analysis of your core deposit intangibles under paragraph 8 of 144 at June 30, 2008 and, if not, why not.

Our core deposit intangible assets at June 30, 2008 were analyzed and their carrying values were deemed to not be impaired.  The analysis included reviewing the original core deposits acquired in multiple bank acquisitions and comparing their rate of retention to the rate that their respective intangibles are being amortized.  The analysis reflects that acquired deposits are being retained at sufficient levels to support the carrying value of the core deposit intangibles and the amortization methods and speeds currently in place.

Mark Webb, Esquire
Legal Branch Chief
Securities and Exchange Commission
January 23, 2009

Similar analysis was performed to support the carrying values reflected in the financial statements included in our report on Form 10-K for the year-ended December 31, 2007.

We will include comments regarding future analyses in subsequent filings, as applicable.

Non-GAAP Measurements, page 24

18.
Please tell us and revise to provide a significantly expanded discussion of why you think these measures are relevant and how your non-GAAP disclosure complies with Item 10(e) of Regulation S-K.   We note that the fair value adjustments are recurring in nature. Therefore, it appears that the effects those adjustments and a one time goodwill impairment on operations can easily be discussed within the context of a GAAP based MD&A, not by "excluding" amounts from your discussions of the results operations but, rather, by quantifying their effects on operations.

We agree that the application of fair value accounting is recurring in nature; however, the resulting adjustments are subject to significant variance based upon market forces that are outside of management’s control and which in recent periods have reflected seriously disrupted financial markets.  This problem is further complicated by the asymmetric or inconsistent treatment of various assets and liabilities under the GAAP standards.   For example, certain, but not all, securities are marked-to-market while loans generally are not.  Also, certain, but not all, borrowings are marked-to-market, but deposits are not.  This inconsistency (which is entirely consistent with GAAP) can produce significant volatility in reported financial results which can be difficult for some users of the financial statements to understand.  Therefore, while we have presented our financial statements on a fully GAAP-compliant basis and we have presented and discussed all of the relevant comparable GAAP-compliant financial measures in the MD&A section of our reports, where applicable we have also discussed non-GAAP financial measures to provide more useful and comparative information to assess trends in our core operations.  In addition to fair value adjustments, we have excluded certain non-recurring events such as the 2006 insurance settlement and more recently the goodwill impairment charge recorded in the quarter ended June 30, 2008, when discussing non-GAAP financial measures.  In our two most recent quarterly reports, we expanded the disclosures concerning our use of non-GAAP financial measures by providing a table that reconciles these measures to the appropriate GAAP measures to help readers of the report more effectively utilize this information.  Our interactions with investors and analysts lead us to believe that they find this information useful and that they would calculate similar information if we excluded it from our reports.

19.
To the extent you continue to present these measures in future filings, reconcile each non-GAAP operating performance measure to its GAAP equivalent and discuss why each measure is meaningful.   Also, it is not appropriate to present

Mark Webb, Esquire
Legal Branch Chief
Securities and Exchange Commission
January 23, 2009

non-GAAP based EPS, adjusted for items of a recurring nature. Please provide us drafts of your intended revisions to future filings.

In addition to the comments in item 18 above, we respectfully direct your attention to the relevant portions of pages 25-26 of our report on Form 10-Q for the Quarter ended September 30, 2008, and pages 23-24 of our report on Form 10-Q for the Quarter ended June 30, 2008.  We believe the discussion and reconciling table included on those pages adequately address these issues, but would be pleased to discuss any modifications that you believe would be appropriate for future filings.

*         *         *

The Company acknowledges that:

(i)	it is responsible for the adequacy and accuracy of the disclosure in the filings;
(ii)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
(iii)	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning the foregoing, please do not hesitate to contact the undersigned at (509) 526-8896.

Sincerely,

/s/ Lloyd W. Baker

Lloyd W. Baker
Executive Vice President
Chief Financial Officer

cc:           Paul Kline, Securities and Exchange Commission, Division of Corporation Finance
Matt McNair, Securities and Exchange Commission, Division of Corporation Finance